                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (RULE 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                  Morgan Stanley Africa Investment Fund, Inc.
              --------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
              --------------------------------------------------
                        (Title of Class of Securities)

                                   617444104
              --------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:
   Michael Pradko                             Timothy Diggins, Esq.
   Harvard Management Company, Inc.           Ropes & Gray
   600 Atlantic Avenue                        One International Place
   Boston, MA  02210                          Boston, MA  02110

   (617) 523-4400                             (617) 951-7389
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 2, 2001
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:   [X].

                               Page 1 of 8 Pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 617444104                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      President and Fellows of Harvard College

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,932,873

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,932,873

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,932,873

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      32.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

                                  SCHEDULE 13D
                                  ------------

                  Morgan Stanley Africa Investment Fund, Inc.
                  -------------------------------------------


Item 1.   Security and Issuer.
          -------------------

     This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Morgan Stanley Africa Investment Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at 1221 Avenue of the Americas, 8th Floor, New York, New York 10020.

Item 2.   Identity and Background.
          -----------------------

     This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

     None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4.   Purpose of Transaction.
          ----------------------

     The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of securities of the Fund from time to time.

     On October 2, 2001 Harvard sold 389,069 shares of Common Stock of the Fund in open-market transactions. Harvard's ownership percentage as disclosed in this Amendment gives effect to this disposition of shares of Common Stock of the Fund and consequent decrease in Harvard's ownership percentage.

     This Amendment is occasioned solely by the decrease in Harvard's ownership as a percentage of the outstanding Common Stock of the Fund resulting from the sale of shares of Common Stock of the Fund described above.

                               Page 3 of 8 Pages

     Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or take any other steps to enhance the value of its investment.

Item 5.   Interest in Securities of the Fund.
          ----------------------------------

     (a), (b) Harvard is the beneficial owner of 2,932,873 shares of Common Stock (approximately 32.6% of the shares of Common Stock based on the most recent filing of the Fund with the SEC).

     Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to the Securities of the Fund.
          --------------------------------------

     Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit A  --  Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B --   Information concerning Harvard's Transactions for the period of
               August 2, 2001 through October 2, 2001.

                               Page 4 of 8 Pages

                         Signature
                         ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2001

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
    --------------------------
 Name:  Michael S. Pradko
 Title: Authorized Signatory

                               Page 5 of 8 Pages

EXHIBIT INDEX
-------------


                                                                 Page Number In
Exhibit                                                           Sequentially
Number       Description                                         Numbered Copy
------       -----------                                         --------------

A            Information Concerning the President,                         7
             Fellows and executive officers of Harvard



B            Information Concerning Harvard's Transactions
             for the period of August 2, 2001 through
             October 2, 2001                                               8

                               Page 6 of 8 Pages